Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Nine Months Ended September 30,				Year Ended December 31,
	2006		2005		2005		2004		2003		2002		2001
Earnings:
Net income	$43,770		$43,019		$58,705		$56,742		$45,874		$50,184		$17,018
Fixed charges	34,751		34,585		46,633		41,836		37,899		30,210		7,334
Adjusted earnings	$78,521		$77,604		$105,338		$98,578		$83,773		$80,394		$24,352

Fixed charges:
Interest expense	$34,751		$34,585		$46,633		$41,836		$37,899		$30,210		$7,334
Ratio of earnings to fixed charges	2.3	x	2.2	x	2.3	x	2.4	x	2.2	x	2.7	x	3.3	x